Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

Twenty-Six Weeks Ended		Fiscal Year Ended
November 29, 2016		May 31, 2016	June 2, 2015	June 3, 2014	June 4, 2013	June 5, 2012
Earnings before fixed charges:
Loss from continuing operations before income taxes	$(79.3)	$(52.9)	$(5.1)	$(69.6)	$(21.9)	$ (8.6)

Add equity in losses (deduct equity in earnings) of equity interest	-	-	-	-	-	0.6
Less Capitalized interest	0.4	0.6	0.5	0.5	0.5	0.5
	(78.9)	(52.3)	(4.6)	(69.1)	(21.4)	(7.5)

Fixed charges:

Interest expense	9.7	21.8	22.8	25.0	26.7	23.5

Interest portion of rent expense	5.9	13.6	14.9	16.0	16.6	15.8

Total fixed charges	15.6	35.4	37.7	41.0	43.3	39.3

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$(63.3)	$(16.9)	$33.1	$(28.1)	$21.9	$ 31.8

Ratio of earnings to fixed charges	(4.06)	(0.48)	0.88	(0.69)	0.51	0.81

Amount by which earnings were insufficient to cover fixed charges	$(78.9)	$(52.3)	$(4.6)	$(69.1)	$(21.4)	$ (7.5)

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set forth by Regulation S-K.